UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Immune Design Corp.

(Name of Subject Company — Issuer)

CASCADE MERGER SUB INC.

MERCK SHARP & DOHME CORP.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45252L103

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President and Corporate Secretary

Merck & Co., Inc.

2000 Galloping Hill Road

Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Barbara L. Becker

Saee Muzumdar

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$296,454,450.39	$35,930.28

*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) 48,363,046 shares of common stock of Immune Design Corp. (“IMDZ”), par value $0.001 per share (the “Shares”), plus 635,165 Shares issuable upon the settlement of awards of time-vesting restricted stock units issued under IMDZ’s 2014 Omnibus Incentive Plan and 2008 Equity Incentive Plan, multiplied by the offer price of $5.85 per Share, (2) 5,007,902 Shares issuable pursuant to outstanding options, multiplied by $1.89, which is the offer price of $5.85 per Share minus the weighted average exercise price for such options of $3.96 per Share, and (3) 74,306 Shares subject to outstanding purchase rights under IMDZ’s 2014 Employee Stock Purchase Plan, multiplied by $4.71, which is the offer price of $5.85 per Share minus the exercise price for such Shares of $1.14 per Share. The calculation of the transaction value is based on information provided by IMDZ.

**

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35,930.28
Form or Registration No.:	Schedule TO
Filing Party:	Merck Sharp & Dohme Corp. and Cascade Merger Sub Inc.
Date Filed:	March 5, 2019.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 5, 2019 (together with any amendments and supplements thereto, this “Schedule TO”) and relates to the offer by Cascade Merger Sub Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Merck Sharp & Dohme Corp. (“Parent”), and an indirect subsidiary of Merck & Co., Inc. (“Merck”), to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Immune Design Corp. (“IMDZ”), for $5.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“At 12:00 midnight, Eastern Time, on April 2, 2019 (one minute following 11:59 p.m., Eastern Time, on April 1, 2019), the Offer expired. Computershare Trust Company, N.A., the depositary for the Offer, has advised Purchaser that, as of the expiration of the Offer, (i) a total of 41,970,607 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 86.75% of IMDZ’s currently outstanding Shares, and (ii) 379,162 Shares were validly tendered by notice of guaranteed delivery.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer and, pursuant to the terms of the Merger Agreement, will promptly pay for all such Shares.

Pursuant to the Merger Agreement, Parent and Purchaser will complete the acquisition of IMDZ through the Merger without a meeting of the stockholders of IMDZ in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to such time (other than Shares held (i) by IMDZ (or held in IMDZ’s treasury) or by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be canceled and will cease to exist, or (ii) by any stockholders who validly exercise appraisal rights under Section 262 of the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Pursuant to the terms of the Merger Agreement, the surviving corporation in the Merger will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.

On April 2, 2019, Merck issued a press release relating to the expiration and results of the Offer and the anticipated timing of the Merger. The full text of the press release is attached as Exhibit (a)(5)(C) hereto.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release of Merck & Co, Inc., dated April 2, 2019.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Cascade Merger Sub Inc.

By:	/s/ Faye C. Brown
Name: Faye C. Brown
Title: Assistant Secretary

Merck Sharp & Dohme Corp.

By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: SVP, Corporate Development

Date: April 2, 2019